EXHIBIT 21.1

Subsidiaries of the Registrant

Name of entity and place of jurisdiction	Voting Securities Owned Percentage
PNNT Alabama Holdings Inc. (Delaware)	100	% (1)
PNNT Investment Holdings, LLC (Delaware)	100%
RAM Energy Holdings LLC (Delaware)	100	% (2)
MSpark, LLC (Alabama)	51	% (2)
PennantPark Senior Loan Fund, LLC	61	% (2)
AKW Holdings Limited (Isle of Man)	82	% (2)

(1)
This entity is not operational.
(2)
This is a controlled affiliated investment.